FASTER THAN LIGHT

The Next Generation of Testing Tools

Our First Product: BugCatcher

BugCatcher

80X Faster
Than the Leading
Security Testing Tools

We started off with a consulting business.
We made **$250K+** in 2018 helping FinTech startups secure their code.



We would spend hours configuring open source testing tools, and waiting for the scans to run.

We built **BugCatcher** to solve our own frustrations running security tests on large code bases.

BugCatcher


BugCatcher
HELP
Project: Owasptest
132 files on server.
show
Test Results
Re-run Tests
COMPLETE
Test ID: epcqK7ib7kWeABxLIcPwnEE4y3uWX8Mu4oDkwPiC
Testing started: Sunday, September 22nd 2019, 10:39:00 am
Testing ended: Sunday, September 22nd 2019, 10:58:09 am
100%
View Test Results

Our proprietary technology can complete tests on a large codebase in under 30 minutes.

Typical scanning tools may take longer than overnight to complete, for extremely large codebases*

*According to a study by NCC Group https://www.nccgroup.trust/uk/our-research/best-practices-for-the-use-of-static-code-analysis-within-a-real-world-secure-development-lifecycle/

Most Fortune 500 companies have extremely large codebases.

This represents an enormous opportunity, as these enterprises currently spend up to $750k/year* for security testing software.

Why would they switch to a faster tool?

Companies are under pressure to ship new features, which means shipping new code quickly.

Companies can run more comprehensive tests, for improved security, because the process is less disruptive.

Faster tests save money. Long testing times means paying for developers to wait while tests run.

Here is how we get to $100M revenue in five years:

$100K pilot in 2020
Includes case study

Five deals for
$500k in 2021

12 deals for $750k
in 2022

50 enterprises at
$850k in 2023
Includes moving into
adjacent testing and
security products.

100 customers
at $1M
In 2023

*See pricing for Sonarsource
https://www.sonarsource.com/plans-and-pricing/data-center/

White Space in the Enterprise Testing Market

Under an hour to run large projects


BugCatcher
WhiteHat
SECURITY
CODACY
VERACODE
sonarsource
Checkmarx

Available “on-prem” (no cloud services, often preferred by banks)

We've Worked Together Before (since 2013!)



ELISSA SHEVINSKY, CEO

Brave (launch team)
Everyday Health (launch team, IPO)
Glimpse (Founder)
Daily Steals (built and scaled)
Geekcorps (launch team, acquired)
Vindicia (as a consultant)



BRETT THOMAS, CTO

Vindicia (Founder, $115M exit)
eMusic (Founder, $24M exit)
Glimpse (advisor)
PGP (acquired)



REUVEN WOOD, SR ENGINEER

NexKey (Senior Engineer)
Brave (launch team)
Glimpse (VP Engineering)
Daily Steals (built and scaled)
Easy to Make (Founder)

How We Make Money

python SOFTWARE FOUNDATION

open source initiative

GitHub

Developers

Free Tier
Includes 4X Speed.

SMBs

$79.99/month and up
Includes 10X speed
& team features.

Enterprise

$50-100k pilots
at 100X speed.
Up to $1M/year
for on-prem.

How Our Tool Works

Software testing tools scan files one at a time.
The BugCatcher uses a revolutionary new parallelization process, to scan many files at the same time.

BugCatcher

More in-depth technical information is available on the WeFunder site, or message elissa@fasterthanlight.dev to set up a chat with the CTO (Brett) or fullstack dev (Reuven)

Go To Market

CODE QUALITY MEETUP
LONDON

Developer Evangelism: Hosting "Code Quality" Meetups, and giving Keynotes / workshops.

techstars®

Sales: Leveraging warm intros in the Techstars network & from our network.

Incentivizing customer testimonials and referrals.

We're focusing on Python to start, as we have deep roots in the community.

Securing Your Company's Data: Encryption, Deletion and Other Best Practices with @ElissaBeth at #pyconau



PyCaribbean
@PyCaribbean

Elissa Shevinsky - Secret Histories: THe Women of Python




PYCON
CANADA
2016

Current backers include Techstars, AI Seed and Creative Destruction Lab

We would love to include you as well!
Email us or book a chat using Calendly.

Elissa@FasterThanLight.dev

https://calendly.com/fasterthanlight